

Mail Stop 3720

July 3, 2008

Scott P. Mitchell
President and Chief Executive Officer
Think Partnership Inc.
3rd Floor
Clearwater, FL 33760

      RE: **Think Partnership Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2007
                Filed March 31, 2008 and Amendment on April 30, 2008

                Form 10-Q for the Quarterly Period Ended March 31, 2008
                File No. 1-32442

Dear Mr. Mitchell:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. You should comply with the remaining comments in future filings.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Liquidity and Capital Resources, page 23

1. In future filings, please provide a discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33- 8350.

Signatures

2. Please acknowledge your understanding that the filing must be signed by your controller or principal accounting officer. See General Instruction D.1 to the form 10-K.

Exhibits 31.1 and 31.2

1. Please amend to provide the required statement under #4(b) of Exhibit 31 of Item 601 of Regulation S-K. Also, revise the introductory language in paragraph 4 to include the appropriate reference to internal control over financial reporting. Similarly revise to comply with this comment in your Form 10-Q for the quarterly period ended March 31, 2008.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

General

3. We note that the Part III information, which was incorporated by reference to this amendment, was not filed within 120 days of the end of your fiscal year, and therefore, your Form 10-K was not deemed a timely filing. See Instruction G.3 of Form 10-K.

Compensation Discussion and Analysis, page 6

4. We note your disclosure on page seven that you refer to peer group salary ranges for similar executives in considering potential base salary increases. In future filings, please explain the nature of this survey data, including how it was obtained and what specific elements were reviewed. If such information was material to the Compensation Committee's compensation policies and decisions, indicate what companies were a part of such survey information.

5. We note that the company has adopted a performance-based cash award program and that Mr. Mitchell received bonuses upon the attainment of individual performance goals and objectives. We also note the use of performance of personal objectives as a factor in determining awards under the long-term incentive plan. In future filings, please clearly identify the performance targets or threshold levels pertaining to such awards, unless doing so would cause the company material competitive harm. If you believe material competitive harm will result, tell us in your response letter the specific reasons why, in accordance with the analysis set forth in Instruction 4 to Item 402(b) of Regulation S-K. If your analysis results in your determination that such performance-related factors are properly excluded from disclosure, please provide the alternate disclosure provided for in the same Instruction for both the individual and the company performance measures.

6. In future filings, please explain the basis for the board's determination to award (or not award, as was the case for 2007), bonuses to the named executive officers. We note that annual bonuses are contemplated by Messrs. Brown and Linden's employment agreements.

* * * *

As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director